Exhibit 16.1

October 6, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Due to the provision of incorrect accounting information by the Company, we discovered significant discrepancies and inconsistencies in the data when reviewing the Company’s second quarter financial statements. As a result, we declined to recognize any revenue as of June 30, 2023. On August 5, 2023, we further notified the Company that action should be taken to prevent future reliance on the Company’s previously issued financial statements contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The errors included mistakes in accounting policies, accounting estimates, and other discrepancies, all of which had a significant impact. We have requested that the Company retrospectively restate the financial statements and make corrections. However, we cannot reach an agreement with the Company regarding those issues.

On August 29, we communicated significant deficiencies to the management and ceased our services as the Company’s independent registered public accounting firm. We have reached this decision reluctantly and after substantial deliberation. No issue has been resolved to our satisfaction prior to our resignation.

As of October 6, 2023, we haven’t received any letter from the Company authorizing us to make disclosures to the new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding the company’s affairs.

Very truly yours,

PWN LLP